

August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile (515) 323-8559

Clay Hansen
Chairman of the Board and President
Prairie Creek Ethanol, LLC
415 N. Locust Street, PO Box 280
Goldfield, Iowa 50542

> **Re: Prairie Creek Ethanol, LLC**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed August 16, 2007**
> **File No. 333-141585**

Dear Mr. Hansen:

We have reviewed your amended filing and responses to our comments of May 1, and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

<u>Summary of Promotional and Sales Material, page 70</u>

1. Please furnish us with any promotional and sales material you intend to use, as contemplated by Part 19 of Industry Guide 5. In addition, please tell us whether the materials used will meet the requirements of Section 10 of the Securities Act of 1933, as well as how you intend to comply with Section 5 of the Securities Act and Rule 164 promulgated thereunder, as well as Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act. Additionally, please tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution. If appropriate, make corresponding revisions under "Summary of Promotional and Sales Materials" on page 67.

Part II
Exhibit Index

2. Please revise the exhibit index and exhibit table to specifically refer to the amendment number or date of the prior filing for exhibits that you are incorporating by reference. Refer to Item 10(f) of Regulation S-B.

Undertakings, page II-3

3. Please provide the undertakings required by Item 20 of Securities Act Industry Guide 5.

Exhibits
Exhibit 5.1, Opinion of Brown, Winick . . . as to certain securities matters . . . .

4. Please submit a revised opinion of counsel with respect to the legality of the securities being offered that does not contain the qualification in the next to last paragraph that counsel's opinion is based on facts existing "on the date of this letter." Counsel's opinion regarding legality of the securities being offered must be as of the date the registration is declared effective and cannot be qualified as to facts in existence on an earlier date.

Exhibit 8.1, Opinion of Brown, Winick . . . as to certain tax matters . . . .

5. We note your response to comment 3 of our letter dated August 8, 2007. Please submit a revised short form tax opinion of counsel that deletes reference in the third paragraph to "matters of federal tax law that are described in the Registration Statement." As indicated elsewhere, the prospectus disclosure constitutes the opinion of counsel with respect to the tax consequences to investors of ownership of your units and should therefore not be referred to as a summary or discussion of such matters.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

Clay Hanson
Prairie Creek Ethanol, LLC
August 21, 2007
Page 3

cc: Valerie D. Bandstra
         Brown Winick, PLC
         666 Grand Avenue, Suite 2000
         Des Moines, Iowa 50309-2510